

March 25, 2011

Via Fax and Mail
Thomas S. Hall, President and CEO
NovaMed, Inc.
333 West Wacker Drive
Suite 1010
Chicago, Illinois 60606

> **Re: NovaMed, Inc.**
> **Amendment No. 1 to Schedule 14A**
> **Filed March 8, 2011**
> **File No. 000-26625**

Dear Mr. Hall:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
General

1. We are still reviewing your response to comments two and nineteen of our letter dated February 28, 2011 and may have further comment.

Reasons for the Recommendation of our Board of Directors, page 23

2. We reissue comment seven of our letter dated February 28, 2011. Please explain why the likelihood that the merger would be completed is an element of fairness to unaffiliated security holders. The recommendation of the board included the determination that the merger is "advisable, fair to and in the best interests of NovaMed and its stockholders." To the extent this factor was not used in determining fairness, please revise the disclosure in this section to clearly state the context in which the likelihood that the merger would

be completed was used by the board in its recommendation and why it supported that conclusion.

3. We reissue comment eight of our letter dated February 28, 2011. Please explain why the Board considered the existence of appraisal rights to be indicative of fairness. The ability of an aggrieved security holder to follow an appraisal procedure under state law would not seem to render the transaction fair. To the extent this factor was not used in determining fairness, please revise the disclosure in this section to clearly state the context in which appraisal rights were considered by the board in its recommendation and why it supported that conclusion.

Opinion of William Blair, Financial Advisor to the NovaMed Board of Directors, page 26
Analysis of NovaMed, page 28

4. We partially reissue comment nine of our letter dated February 28, 2011. While we note the list of general criteria that were used in determining the companies or transactions utilized in each analysis, we note that you have not provided any specific criteria used to determine the companies, other than the premiums paid analysis. To the extent that the companies were determined using specific criteria, please clearly disclose the specific criteria utilized. To the extent that the financial advisor did not utilize specific criteria, please clearly disclose throughout and provide clear disclosure as to how the companies and transactions were selected given the general criteria utilized. In addition, please disclose the list of 252 transactions referred to on page 30 and the list of 22 transactions described on page 31.

5. We partially reissue comment ten of our letter dated February 28, 2011. Please ensure each report explains why particular measures, multiples and ratios were chosen for analysis.

6. We reissue comment 11 of our letter dated February 28, 2011. For each analysis performed, explain the significance of each finding and how the results of each analysis support the final determination of the fairness of the merger consideration. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

7. We partially reissue comment 12 of our letter dated February 28, 2011. Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to William Blair that it used in formulating its opinion, as such information is material in understating the analysis provided by William Blair in rendering its fairness opinion. In addition, we are unable to locate the projected future cash flows defined as EBITDA less non-controlling interests less taxes, capital expenditures and changes in net working capital, which were utilized in the discounted cash flow analysis.

8. Please add back the transaction fee percent, as this section should provide a qualitative and quantitative description of the fees paid or to be paid.

9. We reissue comment 17 of our letter dated February 28, 2011. We note the disclosure on page 33 that "the Internal Financial Forecasts did not include certain potential downward revisions that may occur due to ongoing customer contract matters that were disclosed to William Blair." Please disclose the basis for utilizing these forecasts given these potential downward revisions and discuss whether and how William Blair considered the potential downward revisions in rendering these analyses and the fairness opinion.

Interests of Certain Persons in the Merger, page 38

10. We reissue comment 18 of our letter dated February 28, 2011. In particular, we note that Messrs. Hall and Cherrington's employment will be terminated without cause after the merger. Please provide specific disclosure regarding the compensation they will receive as a result of the merger, rather than several tables reflecting the potential compensation in a number of scenarios.

Security Ownership of Certain Beneficial Owners and Management, page 75

11. We partially reissue comment 21 of our letter dated February 28, 2011. Please file one executed agreement and a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document that is filed. Such material details would include the names of the parties and number of shares subject to the different agreements. This would also include the final Exhibit A to Appendix C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director